[redacted]

SECU 14040351 ISSION

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2014 WASH. DC 193

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65876

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Fargo Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 South Tryon Street, Mail Code D1086-060, 6th Floor
(No. and Street)

Charlotte	NC	28202-4200
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan L. Maxwell (704) 715-5320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP - PCAOB Registration # 185
(Name – *if individual, state last, first, middle name*)

Duke Energy Center, Suite 3200 550 South Tryon Street	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alan L. Maxwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Fargo Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINE N PLUDE
NOTARY PUBLIC
MECKLENBURG COUNTY, NC
My Commission Expires 08/28/2018

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLS FARGO SECURITIES, LLC

(A Subsidiary of Wells Fargo & Company)

Statement of Financial Condition

December 31, 2013

(In thousands)

Assets		
Cash	$	311,687
Cash segregated pursuant to federal regulations		293,051
Financial instruments owned, at fair value ($29,223,061 pledged as collateral)		29,511,653
Receivable from broker-dealers and clearing organizations		8,930,828
Securities purchased under agreements to resell		8,655,983
Receivable from customers		87,811
Goodwill		79,687
Property, equipment, and leasehold improvements, net		3,566
Other assets		270,629
Total assets	$	48,144,895
Liabilities and Member's Equity		
Liabilities:		
Securities sold under agreements to repurchase	$	27,212,100
Financial instruments sold, not yet purchased, at fair value		9,929,539
Payable to broker-dealers and clearing organizations		3,263,343
Payable to customers		652,542
Other liabilities		875,997
Total liabilities		41,933,521
Subordinated borrowings		2,323,500
Member's equity:		
Member's contributions		1,529,736
Accumulated earnings		2,358,138
Total member's equity		3,887,874
Total liabilities and member's equity	$	48,144,895

See accompanying notes to financial statements.